Exhibit 99.3

Encana Corporation
1800 855 2nd Street SW	tel: (403) 645-2000
PO Box 2850
Calgary AB Canada T2P 2S5	www.encana.com

July 26, 2012

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Prince Edward Island Securities Office

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Northwest Territories

Registrar of Securities, Yukon

Registrar of Securities, Nunavut

Dear Sirs:

Re:	Encana Corporation (“Encana”) – Interim Report for the period ended June 30, 2012

This filing is being done in accordance with the continuous filing obligations of National Instrument 44-102 of the Canadian Securities Administrators arising from the following documents which were filed with the securities regulatory authorities across Canada:

a)	Encana’s debt securities program in respect of which a Short Form Base Shelf Prospectus dated May 15, 2012 relating to the offering of debt securities in an aggregate principal amount of up to US$4.0 billion debt securities (SEDAR project no. 01902566); and

b)	Encana’s debt securities program in respect of which a Short Form Base Shelf Prospectus dated May 18, 2011 relating to the offering of Medium Term Notes in an aggregate principal amount of up to $2.0 billion debt securities (SEDAR project no. 01742709).

Consolidated Interest Coverage Ratios, provided in connection with the continuous offering of medium term notes and debt securities in respect of the unaudited Consolidated Financial Statements for the period ended June 30, 2012, have been filed under the SEDAR project number for the said interim financial statements.

Yours truly,

ENCANA CORPORATION

Patricia M. Orr

Patricia M. Orr

Assistant Corporate Secretary